UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

C3is Inc. (the “Company”) has entered into an At-The-Market Issuance Sales Agreement with Aegis Capital Corp. (“Aegis”) dated February 25, 2026 (the “Sales Agreement”). Under the terms of the Sales Agreement, the Company may, from time to time, sell its common shares having an aggregate offering value of up to $98 million through Aegis, as sales agent. The Company will determine, at its sole discretion, the timing and number of shares to be sold under the ATM facility. The Company intends to use the proceeds from the offering and sale of the securities for working capital and general corporate purposes, which may include payment of part of the purchase price of the two MR product tankers for which it has contracted or other vessel acquisitions.

The offering and sale of the securities will be made pursuant to the Company’s previously filed registration statement on Form F-3 (File No. 333-285135), declared effective on March 6, 2025. The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of such effective registration statement. Copies of the prospectus supplement and accompanying base prospectus related to the ATM offering have been filed with the SEC and may be obtained from the SEC’s website at http://www.sec.gov.

The foregoing descriptions of the material terms of the Sales Agreement are qualified in their entirety by reference to the full text of the Sales Agreement, which is filed as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

This report on Form 6-K and the exhibits therefore, and the information contained herein and therein, do not constitute an offer to sell or the solicitation of offers to buy any securities of the Company, and shall not constitute an offer, solicitation or sale of any security in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The legal opinion of Reeder & Simpson, P.C. relating to the validity of the securities being offered pursuant to the Sales Agreement is filed as Exhibit 5.1 to this report on Form 6-K.

*****

This report on Form 6-K, including Exhibits 1.1 and 5.1, are hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (Reg. No. 333-273306) filed with the Securities and Exchange Commission on July 18, 2023 and Registration Statement on Form F-3 (Reg. No. 333- 285135) filed with the Securities and Exchange Commission on February 21, 2025.

EXHIBIT INDEX

1.1	At-The-Market Issuance Sales Agreement between C3is Inc. and Aegis Capital Corp. LLC dated February 25, 2026.

5.1	Opinion of Reeder & Simpson, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2026

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer